June 8, 2004

DISTRIBUTION AGREEMENT

BY AND BETWEEN

ALTAREX MEDICAL CORP.

AND

DOMPÉ INTERNATIONAL S.A.

COLLABORATION AND DISTRIBUTION AGREEMENT

This Distribution Agreement is entered into this ____ day of _________, 2004 (the “Effective Date”) by and between AltaRex Medical Corp. a Canadian Corp., having offices at 1123 Dentistry/Pharmacy Building, University of Alberta, Edmonton, Alberta, T6G 2N8, Canada (hereinafter “AltaRex”) and Dompé International S.A., a company incorporated under the laws of Switzerland, having offices at World Trade Center, Avenue de Gratta Paille, 1-2, CH 1000 Lausanne 30, Switzerland (hereinafter “Distributor”).

WITNESSETH:

WHEREAS AltaRex is engaged in the business of manufacturing and selling antibodies for cancer and related products.

WHEREAS the product covered by this Agreement is specified on Annex A hereto and referred to herein as the “Product.”

WHEREAS AltaRex desires to distribute and sell the Product in Switzerland, Austria, Spain, Portugal and certain Eastern European countries (Ukraine, Belarus, Hungary, Poland, Czech Republic, Italy, Republic of San Marino and Vatican City Yugoslavia, Lithuania, Estonia and Latvia) (each such jurisdiction referred to as a “Market” and collectively as the “Territory”)

WHEREAS Distributor is in the business of selling and distributing products in the Territory.

WHEREAS Distributor desires to distribute the Product in the Territory and to perform all necessary and appropriate marketing and customer service functions.

WHEREAS AltaRex has entered and will enter into distributor agreements for the Product with other third parties for distribution in other areas outside of the Territory.

WHEREAS AltaRex has not yet identified the location and the factory where to manufacture the Product.

WHEREAS AltaRex has not decided yet whether the final packaging will be manufactured in US or in Europe.

NOW, THEREFORE, intending to be legally bound hereby, AltaRex and Distributor (the “Parties”) agree as follows:

ARTICLE1.	APPOINTMENT.

1.1 Appointment.

(a) AltaRex appoints Distributor as its exclusive distributor during the term of this Agreement for the purpose of selling and distributing the Product in the Territory, and Distributor hereby accepts such appointment.

Such appointment shall be subject to the terms and conditions set forth in this Agreement. Distributor may market, promote, distribute and sell the Product either directly or through a third party in the Territory, so long as (i) AltaRex has approved in writing Distributor’s use of such third party as a subdistributor, such approval not to be unreasonably withheld or delayed by AltaRex; and (ii) such third party has acknowledged in writing that it shall comply with the terms and conditions of this Agreement. A third party that AltaRex has so approved and which has provided the written acknowledgement described in part (ii) above shall hereafter be referred to as a “Subdistributor.” Distributor hereby guarantees that each Subdistributor shall comply with the terms and conditions set forth in this Agreement.

The Product shall be sold in the Territory under the name of Distributor or Subdistributor, as the case may be, with attribution to AltaRex in accordance with AltaRex’s written instructions.

Should AltaRex or other Third Parties connected with Altarex develop new dosage and/or formulations of the Product, the Agreement will be automatically extended to include such improvements without changing the economics of this Agreement.

Since AltaRex has not identified yet the production source of the Product and has not decided yet whether the final packaging shall be made in US or directly in Europe (by Distributor), all the conditions governing the manufacturing, forecast and purchases could be subject to renegotiation by the Parties without affecting the percentage of cost agreed in this Agreement.

1.2 Territorial Limitations.

(a) Distributor shall not establish or maintain any branch, warehouse or distribution facility for the Product outside of the Territory. Distributor shall not engage in any promotional activities relating to the Product directed primarily to customers outside the Territory. Distributor shall not solicit orders from any prospective purchaser located outside the Territory.

(b) If Distributor receives any order from a prospective purchaser outside the Territory, Distributor shall immediately refer that order to AltaRex. Distributor shall not accept any such orders. Distributor may not deliver or tender (or cause to be delivered or tendered) any Product outside of the Territory. The Distributor shall not sell or cause to be sold or knowingly participate in an endeavour that will see Products sold or distributed outside of Territory.

ARTICLE 2.	PURCHASES OF PRODUCT BY DISTRIBUTOR.

2.1 Purchases and Shipments.

(a) Distributor and its Subdistributors shall purchase and maintain an inventory of the Product sufficient to meet the reasonable needs of their respective customers, but in no event shall such inventory be less than the projected 30-day purchase requirements of their then-current customers. Purchase orders for the Product shall be in form and substance satisfactory to AltaRex, and shall be subject to written acceptance by AltaRex. Distributor shall purchase all of its requirements for Product as well as those of its Subdistributors from AltaRex.

(b) AltaRex shall sell each unit of Product to the Distributor at a price equal to the greater of:

i)	40% of the Retail Selling Price (as hereafter defined); or

ii)	$720.00 (USD);

(the “Supply Price”).

AltaRex shall be responsible for all packaging costs, transportation and insurance costs for shipping the Product to the F.O.B. location hereinafter specified; and all governmental taxes, duties and customs applicable for shipping the Product to such F.O.B. locations; provided that , the Distributor shall be responsible for the payment, collection and remittance of all sales or value-added taxes that may arise in respect of the Product.

Should AltaRex not be in the position to find a supplier that will commit to supplying Product to AltaRex at a price and on terms and conditions satisfactory to AltaRex, acting reasonably, then the Parties shall convene in order to discuss in good faith how to proceed. If a satisfactory compromise is not reached between the Parties within nine (9) months starting from the beginning of the negotiations, Distributor is entitled to terminate the Agreement with immediate effect without paying any indemnification to AltaRex and without AltaRex having any obligation to indemnify the Distributor or any Subdistributor.

The Retail Selling Price for each unit will be set in US Dollars, for each Market, based on the quoted exchange rates between U.S. Dollars and the local currencies as of the date the Retail Selling Price is set in each Market by the State; provided, however, that if the Retail Selling Price in a Market is or becomes lower than $1,800 (USD) (such price being set in U.S. Dollars as per the preceding mechanism) or if there is a dramatic (more than 5%) change in the average quoted exchange rates (i.e. the simple average of the U.S. Dollar and the local currency over a 10 day period) between U.S. Dollars and the local currency after the date the Retail Selling Price is set in the Market as hereinbefore provided; then, the parties will negotiate an appropriate solution in good faith. The parties further agree that they shall only be able to rely upon the foregoing proviso to negotiate an appropriate solution in good faith up to two times per Marketing Year (as hereafter defined), and not more frequently, due to a dramatic change in the average quoted exchange rates. Provided, however, that if the parties do not agree upon such a solution in writing within one hundred and twenty (120) days after AltaRex requests such a negotiation, then AltaRex may , effective immediately, remove from the Territory that Market for which the parties cannot reach a solution. Quoted exchange rates shall be determined by referencing the most recently quoted exchange rates in the Wall Street Journal, New York Edition.

Distributor may from time to time request that AltaRex reduce its Supply Price in light of current conditions on a Market-by-Market basis, and AltaRex agrees to negotiate in good faith with Distributor in those situations. All orders received by AltaRex from Distributor and accepted by AltaRex shall be delivered F.O.B. through an as yet to be determined European location designated by AltaRex as soon as practicable; provided, however, AltaRex shall not be responsible for delays, at its facilities or those of any custom third manufacturer of the Product, caused by governmental orders or requirements, transportation conditions, labeling or material shortages, strikes, fires or any other cause beyond AltaRex’s control.

Distributor and its Subdistributors expressly release AltaRex from any and all liabilities for any loss or damage arising from the inability of AltaRex (1) to fill or accept any orders which are not submitted within the required lead time as specified in this Section 2.1; or (2) to fill or accept orders due to documented unavailability of the Product from AltaRex’s suppliers; provided, however, that if AltaRex is not able to fill the entire amount of one of Distributor’s orders submitted within the required lead time due to such unavailability, AltaRex shall allocate the quantity of Product which is then available between Distributor and AltaRex’s other distributors and customers in Europe and the Middle East (A) during the first Marketing Year, on a pro rata basis, in accordance with the rolling forecasts of Distributor in accordance with Section 2.1(f) below, on one hand, and the forecasts and/or purchases (as the case may be) of AltaRex’s other distributors and customers, on the other hand, in Europe for the Product; and (B) thereafter on a pro rata basis, in accordance with the actual sales in the immediately preceding twelve (12) month period.

For the purposes of this Agreement, “Retail Selling Price” means the:

i)
“ex-factory reimbursement price” that the state initially sets or thereafter resets or recognizes (as published in applicable journals of each applicable Market) in each Market where the state agrees to reimburse for the Product; or

ii)	“ex-factory price” which is the actual retail selling price, in each Market, where the state does not agree to reimburse for the Product, at which the Distributor sells the Product to the patient.

The Distributor hereby confirms, and otherwise covenants with AltaRex, that applicable laws in each Market require that the Product offered from AltaRex for a particular Market at the Retail Selling Price, applicable for such Market, shall only be sold in that Market.

(c) First Year Estimate. Distributor shall, within six (6) months after AltaRex has filed its Market Authorization Application (“MAA”) with the European Agency for the Evaluation of Medicinal Products (“EMEA”) or upon AltaRex obtaining approval of such application, whichever occurs first, provide AltaRex with a written estimate of the quarterly product requirements of Distributor and its Subdistributors to be supplied by AltaRex for the following 12-month period for each Market in the Territory, based on the applicable labeling and delivery dates. AltaRex acknowledges that such quantities are estimates only and are non-binding.

(d) First Order. AltaRex and Distributor shall cooperate fully in estimating and scheduling production for the first commercial order for product in accordance with Section 2.1(c) above for each Market in the Territory, based on the applicable labeling and delivery dates.

(e) First Firm Order. Distributor shall place its first firm order three (3) months in advance of the requested delivery date. At the same time, Distributor shall provide to AltaRex an estimate of its the quarterly requirements of Distributor and its Subdistributors to be supplied by AltaRex for the following twelve- (12) calendar month period for each Market in the Territory, based on the applicable labeling and delivery dates.

(f) Rolling Forecast. Thereafter, Distributor shall provide quarterly to AltaRex a rolling twelve (12) month projection of Distributor’s and its Subdistributors’ requirements to be supplied by AltaRex, with the first three (3) months of such projection consisting of firm purchase orders and the remaining nine (9) months of such projection consisting of Distributor’s best estimate forecast of those requirements.

(g) Purchase Order Acceptance. Within ten (10) days after receipt of firm purchase orders, AltaRex shall confirm to Distributor its acceptance of the purchase order, delivery date and quantity ordered by Distributor. AltaRex will be entitled to reject an order only (1) for Force Majeure reasons, (2) if such order is not submitted with the required lead time as specified in this Section 2.1 or (3) if AltaRex is not required to fill or accept such order due to documented unavailability, in accordance with Section 2.1(b). Upon acceptance of the order, AltaRex shall deliver the quantities ordered in accordance with Section 2.1(b) above.

(h) Firm Order Changes. If, due to significant unforeseen circumstances, Distributor requests changes to firm orders within the three (3) month firm purchase order timeframe, AltaRex shall attempt, without incurring any additional cost or expense for either Party, to accommodate the changes within reasonable manufacturing capabilities and efficiencies.

(i) Distributor may not cancel any purchase order or part thereof covered by this Agreement.

(j) Product ordered by Distributor shall be packed for shipment and storage in accordance with the packaging requirements imposed by relevant governmental authorities in the Territory. AltaRex shall pack the Product in accordance with Distributor’s written instructions complying with local governmental regulations which are communicated to AltaRex from time to time with respect to such packaging requirements. AltaRex shall bear the cost of complying with such packaging requirements, so long as AltaRex’s costs are not greater than ten (10%) percent of the costs which AltaRex would have incurred if it had packed the Product in compliance with the EMEA packaging requirements for the Product. For the sake of clarification, AltaRex shall absorb this additional cost up to 10% above its EMEA packaging costs, without increasing the price of the Product to Distributor. To the extent that those local packaging requirements impose additional costs on AltaRex of greater than ten (10%) percent of the costs which AltaRex would have incurred if it had just packed the Product in compliance with the EMEA packaging requirements for the Product, then the parties agree to divide those additional costs equally between them. AltaRex shall deliver the Product into the possession of a common carrier designated by Distributor at the F.O.B. point as yet to be determined European location designated by AltaRex; provided, however, if Distributor does not designate a common carrier by the delivery date of a purchase order, AltaRex may do so on their behalf. Risk of loss and damage to a Product shall pass to Distributor, as the case may be, upon the delivery of such Product to the designated location. All claims for non-conforming shipments must be made in writing to AltaRex within fifteen working days (15) days after receipt of the Product by Distributor at the agreed location. Any claims not made within such period shall be deemed waived and released.

If the Parties fail to agree as to whether a delivered quantity of Product is in compliance with the relevant specifications, then the Parties agree to have said quantity analysed by a recognised independent testing laboratory selected upon mutual agreement. The laboratory’s conclusion as to the claimed defect of non-compliance shall be deemed final. If the claimed defect of non-compliance is confirmed, AltaRex will bear the cost of such testing. If said quantity is determined to be non-defective and compliant, then Distributor shall bear all cost of the independent laboratory testing.

(k) Distributor understands that the Product to be purchased may require a validated export license to be obtained by AltaRex from the United States Department of Commerce. Distributor and its Subdistributors agree to assist AltaRex in obtaining any such required license by supplying appropriate documentation requested by AltaRex. Distributor and its Subdistributors also agree to comply with United States Export Administration Regulations as in effect from time to time and will not re-export the Product anywhere outside of the Territory. . Where required, Distributor and its Subdistributors agree to obtain similar assurances from their respective customers. Distributor and its Subdistributors will also maintain the necessary records to comply with United States Export Administration Regulations. Distributor agrees to indemnify and hold harmless AltaRex from any and all costs and expenses incurred by AltaRex as a result of the Distributor’s or any of its Subdistributor’s breach of this Section 2.1(k). Any order which has been accepted by AltaRex but which cannot be fulfilled due to decrees, statutes, rules and regulations of the United States shall be considered to have been rejected when submitted to AltaRex.

(l) In the event of any discrepancy between any purchase order accepted by AltaRex and this Agreement, the terms of this Agreement shall govern.

2.2 Purchase Minimum. During the twelve (12) month period commencing on the date on which the first Product is launched in any Market in the Territory (such period hereinafter referred to as a “Marketing Year”) and then for the following two (2) Marketing Years, Distributor agrees to purchase a designated number of units (“Purchase Minimum”) of the Product in the amounts set out for each region as identified in Annex B (to be mutually agreed on between Manufacturer, Distributor and Subdistributor for Spain and Portugal no later than six (6) months from the Effective Date and attached hereto; provided, however, that if such Purchase Minimums are not agreed to by that date, this Agreement expires, effective immediately and without notice. Distributor shall launch the Product in the Territory as soon as possible after receiving Marketing Approval in any Market in the Territory and after publication of the applicable decree in the official gazette for such Market, but in no event later than 60 days after such publication. On or before the date which is six (6) months prior to the end of the third (3rd) Marketing Year, the Parties shall negotiate in good faith on Purchase Minimums for each of the fourth (4th) and subsequent Marketing Years. If the Parties cannot agree on such Purchase Minimums by the end of the third (3rd) Marketing Year, the Purchase Minimum shall be (i) for the 4th Marketing Year, equal to the higher of the Purchase Minimum for the 3rd Marketing Year or 110% of amounts actually sold during the 3rd Marketing Year; (ii) for the 5th Marketing Year, equal to the higher of the Purchase Minimum for the 4th Marketing Year or 105% of amounts actually sold during the 4th Marketing Year; and (iii) for the 6th and all subsequent Marketing Years, the Purchase Minimum for the 5th Marketing Year.

AltaRex agrees to discuss in good faith modifications to the Purchase Minimum in the event that: (a) a product problem arises; or (b) competition develops; or (c) regulatory restrictions are imposed.

Notwithstanding anything in this Section 2.2 to the contrary, (A) if AltaRex is unable to supply Product to Distributor due to unavailability, as described in Section 2.1(b)(2) above, then the amount of any of Distributor’s or its Subdistributors’ orders submitted within the required lead time as specified in this Section 2.1 which is not filled or accepted shall be credited towards the Purchase Minimum described above, as if it has been purchased by Distributor; and (B) if during any Marketing Year the number of units of Product sold in each Market of the Territory by Distributor and its Subdistributors as a percentage of the total ovarian cancer population in the Territory (“Market Penetration Rate”) equals or exceeds the unweighted average of the Market Penetration Rate as calculated in similar manner for the same Marketing Year for Germany and France and Italy, then Distributor shall not be deemed to be in breach of its obligation under this Section 2.2.

2.3 Manufacturing improvements. In case of improvements of the current manufacturing process of the Product, Distributor shall have the right to directly use and benefit from such new manufacturing processes of the Product at no charge.

2.4 Payments. All amounts due and payable with respect to a Product delivered by AltaRex in accordance with this Agreement shall be paid in full, within ninety (90) days after AltaRex delivers that Product at the FOB point in accordance with Section 2.1(b) above. All such amounts shall be paid to the bank and for the account indicated in the invoice Whenever any amount hereunder is due on a day that is not a working day, such amount shall be paid on the next such working day. Amounts hereunder shall be considered to be paid as of the day on which funds are received by AltaRex’s bank. All amounts due and owing to AltaRex hereunder but not paid by Distributor on the due date thereof shall bear interest at the rate of the lesser of: (i) the . Bank of Canada prime rate as published in the New York edition of the Wall Street Journal, plus 100 basis points (i.e, 1.0%); and (ii) the maximum lawful interest rate permitted under applicable law. Such interest shall accrue on the balance of unpaid amounts from time to time outstanding, from the date on which portions of such amounts become due and owing until payment thereof in full; provided, however, that if an unpaid amount is disputed, interest shall not accrue on such amount unless such dispute is resolved in favor of AltaRex (in which case the interest shall accrue from the original due date).

ARTICLE 3.	RESPONSIBILITIES.

3.1 Scope of Distributor Responsibility. Distributor shall use reasonable commercial efforts(for the purposes herein “reasonable commercial efforts” shall mean in respect of an objective the reasonable, diligent, good faith efforts to accomplish such objective as the Distributor would normally use to accomplish a similar objective in similar circumstances) in the promotion, marketing, distributing and sale of the Product in the Territory and in providing services to all customers and prospective customers for the Product. Distributor shall comply with all policies that are established from time to time by AltaRex with respect to its distributors and the sale and marketing of the Product. Specifically, Distributor shall:

(a) Maintain suitable sales offices and Product inventory storage facilities;

(b) Employ and assign adequate personnel to sales and promotion activities with respect to the Product in the Territory; furnish such personnel with adequate supplies of the Product for demonstrations to and evaluations by potential customers; and provide training for such personnel as to the use of the Product and cause such personnel to attend training schools or meetings, to support and aid in the sale of Product, including without limitation as specified in Section 4.4 hereof; (c) Contact promptly any prospective customer whose name is furnished to Distributor by AltaRex;

(d) The Distributor covenants to store, care, handle and keep Products in a manner consistent with all applicable laws, EMEA and any relevant health authority’s regulations, directives, etc. for each applicable Market. Further, the Distributor shall only represent and warrant performance characteristics, mode of use, efficacy of treatment matters, etc. in respect of the Product to the end users of the Product in the manner that may be authorized by the respective health authorities in each Market.

(e) Promptly provide reports reasonably required by AltaRex related to any regulatory recalls and product notices no later than fifteen (15) days after any such request, specifying the purchaser, the date of sale and AltaRex’s serial or lot number of the Product sold (so as to facilitate AltaRex’s ability to maintain records concerning product traceability). For Product resold by a Subdistributor, Distributor shall require such Subdistributor to provide AltaRex with the same reports within the same time period, as may be reasonably required by AltaRex related to any regulatory recalls and product notices.

(f) Arrange for the preparation and submission of import licenses for the import of the Product into each Market, as necessary; provided, however, that AltaRex is responsible for obtaining relevant product certifications (e.g., UL, CE, ISO 9001), where required. The testing and the shipment expenses incurred by Distributor in connection with the preparation and submission of the import licenses (beyond testing and expenses related to product certifications) shall be borne by Distributor. Distributor shall receive the importer’s portion of all such import licenses and AltaRex shall receive the exporter’s portion of all such import licenses.

(g) Submit to AltaRex a detailed marketing plan for each Marketing Year, including without limitation all relevant product and marketing information. AltaRex shall review each such marketing plan in good faith and shall offer comments to the extent that it deems appropriate.

(h) During the first five (5) years following the date on which Distributor obtains Marketing Approval in any Market in the Territory, not manufacture, purchase, sell or resell monoclonal antibody products in the Territory which are used to treat indications for which the Product has received Marketing Approval in any Market in the Territory.

3.2 Establish Pricing. Distributor, with the assistance of AltaRex, shall be responsible for obtaining pricing authorization in each Market in the Territory; provided, however, that Distributor shall be free to establish its own pricing for Product which it resells. Distributor shall consult with AltaRex prior to establishing such pricing, but shall have no obligation to follow recommendations made by AltaRex with respect to pricing.

3.3 Costs and Expenses. All costs to Distributor of discharging the responsibilities set forth above shall be borne by Distributor. AltaRex shall not reimburse Distributor for any expenses which Distributor might incur in connection with: (a) soliciting sales of the Product; or (b) otherwise discharging its responsibilities under this Agreement, unless expressly agreed to by the Parties prior to incurring such expense.

3.4 Regulatory Requirements

(a) AltaRex will comply with the applicable U.S. Food and Drug Administration (“FDA”) and EMEA regulations or other applicable regulatory agency in each country of the Territory with respect to each Product purchased by Distributor under the terms hereof. AltaRex shall maintain serial number records such that the serial number for each Product can, if necessary for tracing or recall purposes, be identified back to the manufacturing lot. Distributor shall maintain and cause its Subdistributors to maintain, serial number records such that a serial number for each product can, if necessary for tracing or recall purposes, be identified for each end purchaser.

(b) Distributor shall supply any information in Distributor’s possession with respect to Product adverse events, Product complaint history and with any other information that AltaRex may reasonably request, for the Product in order to enable AltaRex to obtain Marketing Approvals in each Market. AltaRex at its own cost will be responsible for obtaining Marketing Approvals in the Territory. Distributor shall furnish assistance to AltaRex in its efforts to obtain Marketing Approval from EMEA, and Marketing Approval for each Market in the Territory from the applicable government authorities in each such Market. Distributor shall cooperate fully with AltaRex in AltaRex’s submitting and prosecuting applications for such Marketing Approvals, including without limitation a coordinated approach for achieving an accelerated approval with EMEA and in the various Markets of the Territory.

(c) Distributor shall be responsible for obtaining and maintaining in good standing all required permits, licenses and regulatory approvals (other than Marketing Approvals) necessary or advisable to import, market, sell and distribute the Product in all Markets of the Territory. Distributor shall be responsible for completing all work necessary to obtain all required regulatory approvals (other than Marketing Approvals) for the Product in all Markets of the Territory. AltaRex shall be solely responsible for compliance with the laws of the Territory with respect to the Product, including but not limited to those relating to design, testing, packaging, sterilization, and delivery of each Product, and Distributor does not assume any risk arising out of AltaRex’s failure to comply with said laws.

(d) Distributor shall be responsible for including any and all applicable patent numbers on Product labeling, promotional literature and other public domain documents as requested by AltaRex and shall otherwise comply with applicable patent marking laws in each Market where products are sold.

3.5 Documentation; Reports; Review, Access to Data.

(a) No later than ten (10) working days after the end of each calendar month, Distributor shall provide AltaRex with a written report specifying the actual sales of each Product in the Territory by Distributor and its Subdistributors during the prior calendar month. Distributor shall provide AltaRex with such documentation and other reports regarding those activities as AltaRex may reasonably request.

(b) Distributor shall immediately report to AltaRex (but not later than three (3) working days after the date of notice to Distributor), any customer complaints or adverse event reports reported to Distributor or any of its Subdistributors, or of which Distributor or any of its Subdistributors or agents, including sales representatives, are otherwise made aware. Distributor shall also provide any follow-up information regarding any complaint or customer report as reasonably requested by AltaRex.

(c) AltaRex shall permit Distributor, upon reasonable notice and at Distributor’s expense, to examine, review and audit AltaRex’s facilities, processes, suppliers (in the case of suppliers the Distributor shall only perform such inspection if it is in the presence of a representative of AltaRex), in a manner to be determined by AltaRex acting reasonably and any information prepared and maintained by AltaRex in connection with its activities described in this Agreement in order to determine and verify AltaRex’s and/or its suppliers’ compliance with Good Manufacturing Practices and the Medical Device Directive. Conversely, the Distributor shall permit AltaRex, upon reasonable notice and at AltaRex’s expense, to examine, review and audit the Distributor’s facilities in a manner to be determined by AltaRex acting reasonably, and any information prepared and maintained by AltaRex in connection with its activities described in this Agreement in order to verify Distributor’s compliance with Good Manufacturing Practices and the Medical Device Directive.

(d) Distributor shall be given access to clinical and other data available to AltaRex and its other distributors and other resellers, to the extent such data may be useful in order to obtain required approvals in the Territory and for marketing purposes. Likewise, AltaRex shall be given access to clinical and other data available to the Distributor, to the extent such data may be useful in order to obtain required approvals outside the Territory, to comply with reporting requirements imposed by regulatory authorities in and outside the Territory (including without limitation reporting on adverse events) and for marketing purposes. Each Party shall have a non-exclusive, royalty-free, perpetual right to use data which it receives during the term of this Agreement in connection with obtaining and maintaining required approvals and making related regulatory filings and for marketing purposes.

(e) AltaRex shall provide to the Distributor a copy of each “Product Safety Update Report” submitted to EMEA and other summary information in such detail as AltaRex shall determine is reasonable and appropriate regarding Adverse Events that have occurred worldwide.(f) The Distributor shall maintain at its principal place of business, or such other place as may be most convenient, separate accounts and records of business done pursuant to this Agreement, such accounts and records to be in sufficient detail to enable proper reports to be made under this Agreement. The books and records shall be maintained in accordance with generally accepted accounting principles applied on a consistent basis. The Distributor shall retain the accounts and records referred to herein for at least six (6) years after the date upon which they were made and shall permit a duly authorized representative of AltaRex to inspect such accounts and records during normal business hours of the Distributor at AltaRex’s expense. The Distributor shall furnish such reasonable evidence as such representative will deem necessary to verify the reports received hereunder have been prepared properly and will permit such representative to make copies or extracts from such accounts, records and agreements at AltaRex’s expense. AltaRex shall have the right on an annual basis to fully audit the Distributor’s accounts, records and accounting during normal business hours. If any such annual audit discloses that the gross sales of the Distributor reported to AltaRex have been understated by more than 5%, the Distributor shall pay all costs associated with the audit; otherwise, AltaRex shall pay all costs.

3.6 Obligations Imposed by AltaRex’s Licensor. AltaRex manufactures the Product pursuant to an amended and restated license agreement granted between AltaRex and Biomira, Inc (“Biomira”) as of September 3, 1999 (the “Biomira License Agreement”). As a condition to that license, AltaRex is required to impose on its various distributors the obligations set out in Annex C hereto. Distributor hereby agrees to abide by and comply with each of those obligations. Distributor and its Subdistributors shall have no obligation to: (i) pay any amounts directly to Biomira pursuant to the Biomira License Agreement; or (ii) to pay any additional amounts to AltaRex pursuant to the Biomira License Agreement.

ARTICLE 4.	PROMOTION; TRIALS; TRAINING.

4.1 Promotional Materials. AltaRex may from time to time provide to Distributor, materials and guidelines, brochures, videos, literature or other promotional material prepared or used by AltaRex to market the Product (“Marketing Materials”), but such items shall remain the property of AltaRex. Distributor shall not make any change or modification to any such Marketing Materials without the prior written approval of AltaRex, which shall not be unreasonably withheld. Distributor agrees to use such Marketing Materials to the best advantage in promoting sales of the Product in the Territory.

4.2 Trial Materials. If AltaRex is required to conduct additional clinical trials in Spain and Portugal in order to gain Regulatory Approval, and upon the availability of cell culture-produced Product, AltaRex will supply cell culture-produced Product for and conduct a 35 patient trial of the Product in Spain and Portugal at Distributor’s expense. AltaRex shall supply, at no charge to the Distributor, enough cell-culture produced Product for this 35 patient trial. Such separate trial shall be conducted by Distributor using a protocol supplied by AltaRex and agreed upon by the Parties. Any and all costs for either trial (other than the Product, as described above) will be borne exclusively by the Distributor. The data resulting from any such trial, and any other pertinent information thereto, will be the property of AltaRex.

Distributor shall be given access to clinical and other data available to AltaRex and its other licensees and resellers, to the extent such data may be useful in order to obtain required pricing approval in the Territory and for marketing purposes; provided that, AltaRex does not breach other third party contracts in providing such information and, upon request, AltaRex shall provide reasonable written evidence of such contractual limitation.

4.3 Performance Claims and Warranties. With respect to all units of the Product bought by Distributor from AltaRex hereunder, Distributor shall, upon its resale thereof to its customers, deliver to such customers such printed warranties with respect to the Product as shall be furnished by AltaRex to Distributor for that purpose. AltaRex’s obligations with respect to the Product shall be limited to those furnished by AltaRex in writing to Distributor.

4.4 Trademarks, Service Marks and Trade Names.

(a) Right to Use. Distributor may use AltaRex’s trademarks, trade names and service marks listed in Annex D attached hereto (hereinafter referred to as the “Trademarks”) in the Territory on an exclusive basis (except for Trademarks specified in Annex D as being granted on a non-exclusive basis) only for the duration of this Agreement and solely for display or marketing purposes in connection with selling and distributing the Product in accordance with this Agreement. Distributor shall not at any time do or permit any act to be done which may in any way impair the rights of AltaRex in the Trademarks. Distributor shall promptly and completely apprise AltaRex of any actual, threatened or suspected infringement in the Territory of any Trademarks and/or the use of confusingly similar names and/or marks, and shall take, at AltaRex’s expense, any and all actions which AltaRex may reasonably instruct the Distributor to take in order to terminate such infringements and/or the use of confusingly similar names and/or marks; provided, however, that Distributor shall not take any action to terminate such infringements and/or the use of confusingly similar names and/or marks without AltaRex’s prior written consent or pursuant to AltaRex’s prior written instructions. Except as provided above, the Distributor has no rights in the Trademarks or of any goodwill associated therewith and the Distributor agrees that, except as expressly provided in this Agreement, it shall not acquire any rights in respect thereof and that all such rights and goodwill are, and shall remain, vested in AltaRex.

(b) Quality Control. In order to comply with AltaRex’s quality control standards, the Distributor shall: (i) use the Trademarks in compliance with all relevant laws and regulations in force in the Territory; (ii) obtain AltaRex’s prior written approval of each use of the Trademarks, which approval shall not be unreasonably withheld by AltaRex; (iii) accord AltaRex the right to request samples in order to confirm that the Distributor’s use of such Trademarks is in compliance with AltaRex’s standards and guidelines then in effect; and (iv) not modify any of the Trademarks in any way and not use any of the Trademarks on or in connection with any goods or services other than the Product. AltaRex shall retain the ultimate discretion in determining how its trademarks should be displayed on the Product packaging and all marketing materials used for the Product.

(c) Promotion on Internet. Distributor shall not engage in any marketing activities in respect of the Product on the Internet.

(d) Domain Names, Marks, Corporate Names and Meta-Tags. In no event shall Distributor: (i) establish, operate, sponsor or contribute content to any site on the Internet which incorporates the word “AltaRex,” any of AltaRex’s trademarks, service marks or trade names (the “Marks”) or any variation or part of such word or Mark as its URL address or any part of such address; (ii) register any domain name which incorporates the Marks (and Distributor hereby agrees to transfer such domain name to AltaRex if it breaches this provision); (iii) register any of AltaRex’s Marks or any Marks that are confusingly similar to any of AltaRex’s Marks; (iv) form (or change the name of) any corporation or other entity under or to a name which incorporates any of AltaRex’s Marks; or (v) upon termination or expiration of this Agreement, use “AltaRex,” any Marks or any variation thereof or part thereof as a meta-tag in order to attract visitors to any site on the Internet.

4.5 Training. Distributor shall provide sales training to all personnel and representatives of Distributor engaged in the sale and distribution of the Product and ensure that qualified sales and distribution representatives are marketing and selling the Product in the Market. AltaRex may provide Distributor with (i) AltaRex’s standard sales training manuals; and (ii) in-person sales training support by AltaRex’s personnel knowledgeable about the Product as agreed by the Parties from time to time. AltaRex shall advise Distributor of AltaRex’s scheduled sales training meetings in Canada or such other locations and shall invite Distributor’s and Subdistributor’s personnel and representatives to attend such meetings. Distributor and Subdistributor shall bear all costs associated with the travel and lodging of Distributor’s and Subdistributor’s personnel and representatives in connection with such sales training meetings.

ARTICLE 5.	NEW PRODUCTS.

For the purposes of this Article 5, “Other Product” shall mean each additional antibody for cancer which is under development by AltaRex during the term of this Agreement, once such antibody enters Phase II clinical trials in the United States or Europe. As of the Effective Date, “Other Products” includes BrevaRex®, AR54, ProstaRex™ and GivaRex™ antibodies.

Should AltaRex decide to market and distribute an Other Product, prior to negotiating with third parties, AltaRex will invite Distributor to enter into negotiations with AltaRex regarding those distribution rights. Should AltaRex and Distributor not come to an agreement within 90 days, AltaRex shall be free to enter into negotiations with third parties with respect to distribution rights for such Other Product; provided, however, that if the terms and conditions ultimately agreed to by AltaRex and such third party are less favorable to AltaRex than terms and conditions last offered by AltaRex to Distributor during the 90 day negotiation period described above, then AltaRex shall offer those less favorable terms and conditions to Distributor before entering into any such agreement with such third party. If Distributor does not indicate any acceptance or rejection of such offer in writing within fifteen (15) working days after receipt thereof, then Distributor shall be deemed to have rejected such offer.

ARTICLE 6.	LIMITED WARRANTY; INDEMNIFICATIONS.

6.1 AltaRex warrants that on the date of delivery of each unit of the Product to the designated location and for the shelf life of the Product when stored and handled in accordance with the specifications and labelled conditions approved by the relevant governmental authorities the Product (i) shall meet all specifications for the shelf life, (ii) shall not be adulterated or misbranded at the time of shipment, and (iii) shall be packaged, labeled and suitable for promotion and sale for the indication in accordance with the applicable Marketing Approval, in each case as in effect at the time of shipment. AltaRex will, within a reasonable period of time (in no event longer than 45 days) and without charge, replace at its cost any non-conforming Product. Such replacement shall be Distributor’s exclusive remedy and AltaRex’s sole liability under this limited warranty. To bring a claim under this Limited Warranty, Distributor should contact AltaRex to obtain information on warranty performance; Distributor must be given a Return Authorization Number by AltaRex before returning any Product to AltaRex.

6.2 AltaRex warrants that to the best of its knowledge no applied or issued patent and/or trademark would infringe or would be infringed by the promotion, distribution or sale of the Product in the Territory as contemplated by the Agreement; provided, however, that so long as AltaRex satisfies its indemnification obligations under Section 6.4 below, Distributor agrees that it will not have any right to recover further damages.

6.3 No Other Warranties. THE PROVISIONS OF THE FOREGOING WARRANTIES ARE IN LIEU OF ANY OTHER WARRANTY, WHETHER EXPRESS OR IMPLIED, WRITTEN OR ORAL (INCLUDING ANY WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, TITLE OR NON-INFRINGEMENT).

6.4 Indemnifications.

(a) Distributor hereby agrees to indemnify, defend and hold harmless AltaRex, its Affiliates and all officers, directors, employees and agents thereof from all liabilities, claims, damages, losses, costs, expenses, demands, suits and actions (including without limitation legal fees (on a solicitor and client full indemnity basis), expenses and settlement costs) (collectively, “Damages”) arising out of: (i) Distributor’s breach of any of its obligations under this Agreement; (ii) Distributor’s failure to comply with applicable laws and regulations in the Market where the Product is resold or (iii) Distributor’s making representations or warranties which are not authorized by AltaRex hereunder.

(b) AltaRex hereby agrees to indemnify, defend and hold harmless Distributor, its Affiliates and all officers, directors, employees and agents thereof from all Damages arising out of: (i) AltaRex’s breach of any of its obligations under this Agreement; (ii) the Product infringing on the intellectual property rights of third parties or misappropriating any trade secrets of third parties; (iii) personal injuries or damages suffered by third parties due to the Product not compliant to the warranty set forth in Section 6.1 hereto; or (iv) personal injuries or damages suffered by third parties due to intrinsic or hidden defects of the Products.

(c) In the event a claim is based partially on an indemnified claim described in Sections 6.3(a) and/or 6.3(b) above and partially on a non-indemnified claim, or is based partially on a claim described in Section 6.3(a) above and partially on a claim described in Section 6.3(b) above, any payments and reasonable legal fees incurred in connection with such claims are to be apportioned between the Parties in accordance with the degree of cause attributable to each Party.

(d) The indemnified Party under this Section 6.3 hereby agrees that (i) the indemnified Party shall provide prompt written notice of any such claim to the indemnifying Party; (ii) the indemnifying Party shall have sole control and authority with respect to the defense or settlement of any such claim; and (iii) the indemnified Party shall cooperate fully with the indemnifying Party, at the indemnifying Party’s sole cost and expense, in the defense of any such claim. Any settlement of any such claims that imposes any liability or limitation on the indemnified Party shall not be entered into without the prior written consent of the indemnified Party.

(e) In the event that any Product is held in a suit or proceeding to infringe any intellectual property rights or misappropriate any trade secrets of a third party and the use of such Product is enjoined, or AltaRex reasonably believes that it is likely to be found to infringe or likely to be enjoined, then AltaRex shall, at its sole cost and expense, either (i) procure for Distributor the right to continue distributing such Product; or (ii) modify such Product so that it becomes non-infringing. If AltaRex determines, in its sole discretion, that neither (i) nor (ii) are commercially practicable, then AltaRex may terminate this Agreement with respect to such Product upon giving Distributor ninety (90) days prior written notice, and, upon any such termination, repurchase the Products which Distributor purchased from AltaRex and which are unaltered and in saleable condition, at the price which Distributor paid AltaRex for such Products, upon delivery of such Products to AltaRex's designated facility, at AltaRex's expense, as well as transportation expenses paid by Distributor in order to withdraw such Product.

(f) AltaRex shall have no obligation for any claim of infringement arising from: (i) any combination of the Product with products not supplied or approved in writing by AltaRex, where such infringement would not have occurred but for such combination; (ii) the adaptation or modification of the Product not performed by AltaRex, where such infringement would not have occurred but for such adaptation or modification; (iii) the use of the Product in an application for which it was not designed, where such infringement would not have occurred but for such use; or (iv) a claim based on intellectual property rights owned by Distributor, its Subdistributors or any of their Affiliates.

(g) This Section 6.4 is the Distributor’s and its Subdistributors’ sole and exclusive remedy in the event that a Product infringes on the intellectual property right of, or misappropriates the trade secrets of, any third party.

(h) The Distributor shall give AltaRex notice of any acts of infringement by third parties involving AltaRex’s technology, the Product or AltaRex’s patent rights of which the Distributor receives knowledge and AltaRex need not consult with the Distributor to determine the course of action, if any, to be taken in such circumstances. AltaRex shall use all reasonable efforts to defend the AltaRex technology, the Product or AltaRex’s patent rights against any such infringement at AltaRex’s sole expense. The Distributor may, at its sole discretion, assist AltaRex in proceeding against an infringer. Any compensation received in a settlement or any legal proceedings shall, after the Distributor and AltaRex have covered their respective reasonable third party costs, legal costs (on a solicitor and client full indemnity basis) and expenses related to such action, be paid entirely to AltaRex.

(i) If AltaRex fails to bring suit or take action against such third party, the Distributor may elect to take action and AltaRex shall within thirty (30) days of such election provide the Distributor with all relevant information about the circumstance of such infringement or unauthorized use, including such evidence of infringement as AltaRex may possess. Any suit or action by the Distributor shall be either in the name of the Distributor, or in the name of AltaRex, or jointly by the Distributor and AltaRex. AltaRex shall provide all reasonable assistance to the Distributor, including without limitation executing all documents as may be reasonably requested by the Distributor in connection with such suit or action. Any compensation received in a settlement or any legal proceedings shall, after the Distributor and AltaRex have covered their respective reasonable third party costs, legal costs (on a solicitor and client full indemnity basis) and expense related to such action, be entirely for the Distributor.

(j) Each party shall promptly notify the other in the event of the receipt of notice of any action, suit or claim alleging infringement by the Product of a patent held by a third party. AltaRex shall use all reasonable commercial efforts to defend any action, suit or claim brought against the Distributor as a result of such infringement and bear all costs and expenses related thereto. The Distributor shall, at AltaRex’s expense, provide reasonable assistance to AltaRex including, without limitation, executing all documents as may be reasonably requested by AltaRex in connection with such suit or action. In the event that the Distributor should incur liability against any third party or any third party should be awarded damages against the Distributor in any such action, suit or claim AltaRex shall indemnify and hold the Distributor harmless against all such liability or damages.

ARTICLE 7.	LIMITATIONS ON LIABILITY.

7.1 Indirect Damages. IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER PARTY OR ANY OTHER PERSON OR ENTITY FOR SPECIAL, INCIDENTAL, CONSEQUENTIAL, EXEMPLARY OR OTHER INDIRECT DAMAGES, OR FOR LOSS OF PROFITS, LOSS OF DATA OR LOSS OF USE DAMAGES, ARISING OUT OF THE MANUFACTURE, USE, SALE, SUPPLYING OR FAILURE OR DELAY IN SUPPLYING OF THE PRODUCT, WHETHER BASED UPON WARRANTY, CONTRACT, TORT, STRICT LIABILITY OR OTHERWISE, EVEN IF SUCH PARTY HAD BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES OR LOSSES.

ARTICLE 8.	TERM AND TERMINATION.

8.1 Term. This Agreement shall be effective from the Effective Date and thereafter this Agreement shall remain in effect for periods commencing from the beginning of the first Marketing Year for each Market and ending on the eleventh (11th) anniversary from the beginning of the first Marketing Year (the “Initial Term”) for each relevant Market, unless terminated earlier as provided herein, and shall automatically renew for additional two (2) year periods (an “Extension Term”) unless either Party objects to such renewal in writing, with or without cause, at least twenty-four (24) months before the end of the Initial Term or twelve (12) months before the end of the then-current Extension Term, as the case may be.

8.2 Default Termination. In the event of a breach of this Agreement by either Party and such Party fails to remedy such breach within thirty (30) days (and with respect to payment obligations, fifteen (15) days)) after receiving written notice from the non-breaching Party which specifies the circumstances that constitute the breach, then the non-breaching Party may terminate this Agreement with immediate effect upon written notice to the defaulting Party.

8.3 Termination upon Bankruptcy. This Agreement may be terminated by AltaRex with immediate effect upon written notice to Distributor in the event of the cessation of business, bankruptcy or insolvency of Distributor, or a material adverse change in Distributor’s business or financial condition.

8.4 Mutual Agreement. This Agreement may be terminated at any time by mutual agreement of the Parties.

8.5 Buyback of Distributor’s Inventory. If this Agreement is terminated by either Party for cause pursuant to Section 8.2 above or by mutual agreement, AltaRex shall repurchase and Distributor shall sell to AltaRex Distributor’s and those Subdistributors’ unused inventory at their original cost if and to the extent that such unused inventory remains packaged in unopened full boxes and is deemed by AltaRex in its reasonable discretion to be commercially saleable. Repurchased inventory shall be shipped by Distributor freight prepaid, according to AltaRex’s instructions. AltaRex shall pay Distributor for such repurchased Product within thirty (30) days after AltaRex receives such Product at its designated facility.

8.6 No Damages for Termination or Expiration. In the event of a termination pursuant to any of Sections 8.2, 8.3 or 8.4 above or upon expiration of this Agreement pursuant to Section 8.1 above, the parties hereto shall not be liable to each other for special damages incidental, consequential, exemplary or other indirect damages, or for loss of profits arising as a result of such termination of expiration.

8.7 Payment Obligations Continue. Termination or expiration of this Agreement shall not affect the obligation of Distributor to pay AltaRex all amounts owing or to become owing as a result of units of the Product delivered by AltaRex on or before the date of such termination, as well as interest thereon to the extent any such amounts are paid after the date they became or will become due pursuant to this Agreement.

8.8 Survival of Provisions. Notwithstanding anything else in this Agreement to the contrary, the Parties agree that Sections 6, 7, 8, 9 and 10 shall survive the termination or expiration of this Agreement, as the case may be.

ARTICLE 9.	GENERAL PROVISIONS.

9.1 Distributor Not an Agent. Distributor shall be considered to be an independent contractor. The relationship between AltaRex and Distributor shall not be construed to be that of employer and employee, nor to constitute a partnership, joint venture or agency of any kind. Neither Party has any express or implied authority by virtue of this Agreement to bind the other Party in any manner.

9.2 Assignments. This Agreement may be assigned by Distributor to one of its Affiliates as defined in Section 9.13 below, with previous notification to AltaRex, so long as Distributor remains responsible for such Affiliate’s performance of the terms and conditions of this Agreement. This Agreement shall not otherwise be assigned by Distributor without AltaRex’s prior written consent, which shall not be unreasonably withheld or delayed. This Agreement may be assigned by AltaRex. This Agreement shall enure to the benefit of the permitted successors and permitted assigns of each Party.

9.3 No Implied Waivers. The failure of either Party at any time to require performance by the other Party of any provision hereof shall in no way affect the full right to require such performance at any thereafter; nor shall the waiver by either Party of a breach of any provision hereof constitute a waiver of any succeeding breach of the same or any other such provision, nor constitute a waiver of the provision itself.

9.4	Notices.

(a) All notices, request, demands, and other communications under this Agreement or in connection herewith shall be given to or made upon the respective Parties at the addresses and to the individuals set forth above, unless by such notice a different address or individual shall have been designated.

(b) Any notice so given shall be effective (i) when personally delivered, (ii) if given by telex or fax, when such telex or fax is transmitted to the number specified above and the appropriate answer back or confirmation of receipt is received, or (iii) in case of registered airmail letter, return receipt requested, upon addressee’s receipt. A return receipt shall be sufficient to prove receipt of notice.

9.5 Choice of Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with, and any arbitration hereunder shall apply, the laws of the Province of Alberta. The parties hereby irrevocably attorn to the jurisdiction of the Courts of Alberta.

9.6 Arbitration Clause. All disputes arising out of or relating to this Agreement shall be finally resolved by arbitration conducted in the English language in Milan if initiated by AltaRex and in Edmonton if initiated by Distributor under the commercial arbitration rules of the International Chamber of Commerce (the “Rules”). Each party shall appoint an arbitrator and the two arbitrators so appointed shall jointly appoint a third arbitrator; provided, however, that if they cannot agree (or if one party refuses to appoint an arbitrator), then this third arbitrator shall be appointed in accordance with the Rules . Both parties shall bear equally the cost of the arbitration. All decisions of the arbitrator(s) shall be final and binding on both parties and enforceable in any court of competent jurisdiction. Notwithstanding anything contained in this Section to the contrary, each Party shall have the right to institute judicial proceedings against the other Party or anyone acting by, through or under such other Party, in order to enforce the instituting Party’s rights hereunder through reformation of contract, specific performance, injunction or similar equitable relief.

9.7 Entire Agreement. This Agreement, and all Annexes and Schedules attached hereto, cancel and supersede any prior agreements or understandings, whether oral, written or implied, between the Parties. The sole and complete agreement of the Parties is as expressly set forth herein, and there are no more rights or obligations to be considered or construed therewith. No alterations, changes or amendments hereto shall be effective unless the same are made in writing and signed by both Parties.

9.8 Compliance with Laws. Each of the Parties covenants that all of its activities under or pursuant to this Agreement shall comply with all applicable laws, rules and regulations. In particular, but without limitation, Distributor shall be responsible for obtaining all licenses, permits and approvals which are necessary or advisable for sales of the Product in various jurisdictions and for the performance of its duties hereunder. If the Parties discover that any term or condition of this Agreement is not in compliance with applicable laws, rules or regulations of any jurisdiction, they will amend such term or condition retroactively to bring it into full compliance.

9.9 Severability. If any provision of this Agreement is declared invalid or unenforceable by a court having competent jurisdiction, it is mutually agreed that this Agreement shall endure except for the part declared invalid or unenforceable by order of such court. The Parties shall consult and use their best efforts to agree upon a valid and enforceable provision which shall be a reasonable substitute for such invalid or unenforceable provision in light of the intent of this Agreement.

9.10 Agreement Registration. In the event that this Agreement is required to be registered with any governmental authority in the Territory, Distributor shall cause such registration to be made and shall bear any expense or tax payable in respect thereof.

9.11 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

9.12 Confidentiality

(a)  AltaRex has a proprietary interest in any information which it provides to Distributor hereunder, whether in connection with this Agreement or otherwise, and whether in written or oral form, which is (i) a trade secret, confidential or proprietary information, and (ii) not publicly known, and (iii) annotated by a legend, stamp or other written identification as confidential or proprietary information or if disclosed orally or visually is designated in writing as confidential or proprietary within thirty (30) days after such disclosure (hereinafter referred to as “Proprietary Information”). Distributor shall disclose the Proprietary Information of AltaRex only to those of Distributor’s Subdistributors, agents and employees as well as Affiliates to whom it is necessary in order properly to carry out their duties as limited by the terms and conditions hereof. Both during and after the term of this Agreement, all disclosures of AltaRex’s Proprietary Information by Distributor to Distributor’s Subdistributors, agents and employees shall be held in strict confidence by such agents and employees. During and after the term of this Agreement, Distributor, its Subdistributors, agents and employees shall not use the Proprietary Information for any purpose other than in connection with and as necessary to carry out their duties as limited by the terms and conditions hereof. Distributor shall, at its expense, return to AltaRex its Proprietary Information as soon as practicable after the termination or expiration of this Agreement. All such Proprietary Information shall remain the exclusive property of AltaRex during the term of this Agreement and thereafter. This Section shall also apply to any consultants or subcontractors that Distributor or its Subdistributors may engage in connection with its obligations under this Agreement.

(b) Notwithstanding anything contained in this Agreement to the contrary, Distributor shall not be liable for a disclosure of the Proprietary Information of AltaRex, if the information so disclosed: (i) was in the public domain at the time of disclosure or thereafter becomes part of the public domain through no fault of Distributor; or (ii) was known to or contained in the records of Distributor from a source other than AltaRex at the time of disclosure by AltaRex to Distributor and can be so demonstrated; or (iii) becomes known to Distributor from a third party without breach of any confidentiality obligation between AltaRex and such third party and can be so demonstrated; or (iv) was disclosed pursuant to court order or as otherwise compelled by law, after giving AltaRex prior written notice of such required disclosure and after assisting AltaRex in its reasonable efforts to prevent or limit such disclosure.

9.13 Definition of Affiliate. For the purposes of this Agreement, an “Affiliate” of a Party to this Agreement shall mean any company, natural person, partnership or other business entity controlled by, under common control with or controlling such Party. Notwithstanding this definition DOMPE’ FARMACEUTICI, DOMPE’ BIOTEC and DOMPE’ s.p.a. are expressly considered for the purposes of this Agreement to be Affiliates of Distributor.

9.14 Force Majeure. Neither party shall be responsible for any delay or failure to perform its obligations under the Agreement (excluding payment obligations) or shall be liable to the other for loss or damages for any default or delay caused by conditions beyond its reasonable control, including but not limited to, acts of God, governmental restrictions, wars or insurrections, strikes, floods, work stoppages, lack of materials if any of the parties affected shall give prompt written notice of such cause to the other party. The party giving such notice shall thereupon be excused from such of its obligations hereunder as it is thereby disabled from performing for so long as it is so disabled, provided, however, that such affected party commences and continues to take reasonable and diligent actions to cure such cause.

Article 10.	Language of Agreement.

The Parties agreed that this Agreement be prepared in the English language. All correspondence, notices and other communications between the Parties (whether oral or written) shall be in the English language.

IN WITNESS WHEREOF, the Parties hereunto have executed this Agreement under seal as of the day and year first above written.

ALTAREX MEDICAL CORP. By: signed “Antoine Noujaim” Name: A. Noujaim Title: President & CEO	DOMPÉ INTERNATIONAL S.A. By: signed “Massimo Radaelli” Name: Dr. Massimo Radaelli Title: President & CEO

AnnexA	Product

Annex B	Purchase Minimums

Annex C	Obligations Imposed by AltaRex’s Licensor

Annex D	Trademarks

ANNEX A

Description of Product

OvaRex® MAb B43.13 (oregovomab) with specificity for the tumor associated antigen (TAA) CA 125.

ANNEX B

Purchase Minimums

	Region 1	Region 2	Region 3

	(Spain, Portugal)	(Austria, Switzerland)	(Rest of the countries in the Territory)

Marketing

Year

First

Second

Third

ANNEX C

Obligations Imposed by AltaRex’s Licensor

Definitions The following terms used in this Annex C shall have the meanings ascribed to them, as set out below.

Affiliate. “Affiliate” has the meaning ascribed to that term in the Canada Business Corporations Act (Canada).

AltaRex Information. “AltaRex Information” shall mean all information of a confidential nature of AltaRex or any of its Affiliates including, without limiting the generality of the foregoing, all biological material, plant, animal and human laboratory and clinical data, technical information, Know-How, inventions, techniques, processes, systems, formulae, results of experimentation, designs, statistics and records.

Anti-Idiotype Applications. “Anti-Idiotype Applications” shall mean the induction of anti-idiotype and/or cellular immune response by administration of a formulation containing an antibody, antibody fragment or antibody derivative for the treatment or prevention of disease. Without limiting the generality of the foregoing, Anti-Idiotype Applications specifically includes the administration of the B43 Antibody for therapeutic or prophylactic purposes.

B43 Antibody. “ B43 Antibody” shall mean the murine antibody MAb B43.13.

B43 Working Cell Bank. “B43 Working Cell Bank” shall mean Biomira’s murine working hybridoma cell bank B43.13 of the murine hybridoma clone B43.13 such cell bank being produced at the Charles River Laboratories and used in the OVAREX™ program as of November 24, 1995.

Biomira Information. “Biomira Information” shall mean all information of a confidential nature of Biomira or any of its Affiliates including, without limiting the generality of the foregoing, all Biomira Technology, biological material, plant, animal and human, laboratory and clinical data, technical information, Know-How inventions, techniques, processes, systems, formulae, results of experimentation, designs, statistics and records.

Biomira Technology. “Biomira Technology” means all Know-How, technical expertise, information, inventions and discoveries, whether patentable or not, and all copyrights, patents, trademarks, industrial designs, and other intellectual property rights or benefits made, authored, conceived, created, compiled or developed by or for, or acquired by Biomira or any of its Affiliates.

Confidential Information. “Confidential Information” shall mean any and all Biomira Information or AltaRex Information, as the case may be, and any and all information of a confidential nature relating to Biomira, AltaRex, the relationship among the parties to this Agreement and the terms and subject matter of the Biomira License Agreement.

Data. “Data” shall mean, as of November 24, 1995, the experimental and clinical data and records of Biomira or Biomira Research, Inc. relating to the B43 Antibody, the B43 Working Cell Bank and the product OVAREX™ owned by Biomira or Biomira Research, Inc.

Distributor. “Distributor” shall mean Dompé International S.A.M.

First Commercial Sale. “First Commercial Sale” shall mean, on a country-by-country basis, the first commercial sale of a Product in a country, excluding sales for clinical trial purposes.

Know-How. “Know-How” shall mean, with respect to AltaRex or Biomira as the case may be, all technical information, expertise, know-how and information including without limitation all data, results of experiments, formulae, specifications, procedures, tests, compounds, cell lines, cultures, constructs, effectors, development strains, micro-organisms, assay systems, assay protocol and assay supporting material, fermentation and purification material and techniques.

Multi-Epitopic Patent Rights. “ Multi-Epitopic Patent Rights” shall mean International Application PCT/IB96/00461 and any national stage application claiming priority thereof, and any continuations, divisionals, continuations-in-part thereof, and any foreign equivalents, and any patents issuing therefrom, including any reissues thereof.

Net Sales Revenues. “Net Sales Revenues” shall mean the aggregate of the gross amounts received from all sales, uses or other dispositions of Products by Distributor or any Sublicensee after deducting (i) customary trade, cash and quantity discounts actually allowed and taken, (ii) tariffs, duties, excises, sales tax or other taxes imposed upon and paid with respect to the production, sale, delivery or use of any product (excluding income-based taxes), and (iii) amounts actually paid or credited to unrelated purchasers in accordance with normal commercial practice by reason of (A) rejections, defects, recalls or returns, or (B) chargebacks, refunds, rebates or retroactive price reductions, and then crediting any refund of taxes deducted (all as determined in accordance with Canadian generally accepted accounting principles applied on a consistent basis). In the event a Product is sold as part of a Combination Product (as defined below), the Net Sales Revenue from the Combination Product, for the purposes of determining royalty payments, shall be determined by multiplying the Net Sales Revenue of the Combination Product (as defined in the foregoing Net Sales Revenue definition), during the applicable royalty reporting period, by the fraction, A/A+B, where A is the average sale price of the Product when sold separately in finished form in the country in which the Combination Product is sold and B is the average sale price of the other pharmaceutical product(s) included in the Combination Product when sold separately in finished form in the country in which the Combination Product is sold, in each case during the applicable royalty reporting period or, if sales of both the Product and the other pharmaceutical product(s) did not occur in such period, then in the most recent royalty reporting period in which sales of both occurred. In the event that such average sale price cannot be determined for both the Product and all other pharmaceutical products(s) included in the Combination Product, Net Sales Revenue for the purposes of determining royalty payments shall be calculated by multiplying the Net Sales Revenue of the Combination Product by the fraction of C/C+D where C is the fair market value of the Product in the country in which the Combination Product is sold and D is the fair market value of all other pharmaceutical product(s) included in the Combination Product in the country in which the Combination Product is sold. In such event, Distributor shall in good faith make a determination of the respective fair market values of the Product and all other pharmaceutical products included in the Combination Product, and shall notify Biomira and AltaRex of such determination and provide Biomira and AltaRex with data to support such determination. Biomira and AltaRex shall have the right to review such determination and supporting data, and to notify AltaRex and Distributor, respectively, if it disagrees with such determination. If Biomira or AltaRex does not agree with such determination, then AltaRex and Distributor shall attempt to reach agreement in good faith as to such respective fair market values.

As used above, the term “Combination Product” means any product which comprises the Product and other distinct pharmaceutical products;

The sale or disposition of a Product by Distributor to or among its Sublicensees shall not be subject to royalties based upon Net Sales Revenue, unless such Sublicensee is the end user of the Product, but rather shall be calculated upon the sale or disposition of a Product by any such Sublicensee to an independent third party. If the Sublicensee is the end user of the Product and the transaction with such Sublicensee is not an “arms’ length” transaction, then the “amount received” shall be the greater of (a) the actual amount received, or (b) the amount which would have been received had such sale or other disposition of the Product been to a person at arms’ length with the seller.

Patent Rights. “Patent Rights” shall mean the patent applications referred to in Exhibit A to the Biomira License Agreement, together with all continuations, divisionals, continuations-in-part, and any foreign equivalents, and any patents issuing therefrom, including any reissues thereof, related to the Products and Technology.

Proprietary Rights. “Proprietary Rights” shall mean the Patent Rights and all copyrights, trademarks, industrial designs and other intellectual property rights or benefits (including Know-How) specifically relating to Anti-Idiotype Applications of the B43 Antibody, the B43 Working Cell Bank and the Data, in each case owned or controlled by Biomira or Biomira Research, Inc., but excluding the Multi-Epitopic Patent Rights.

Sublicensees. “Sublicensees” shall mean any person to whom Distributor or any such person, directly or indirectly, transfers any rights or privileges granted under this Agreement, by sublicense or otherwise, to, among other things, enable such person to sell Products.

Technology. “Technology” shall mean collectively the B43 Antibody, the B43 Working Cell Bank, the Data and the Proprietary Rights as they relate to Anti-Idiotype Applications.

1. Distributor, on behalf of itself and its Affiliates, expressly agrees not to disclose or provide rights to any technology of Biomira other than the Technology (and with respect to the Technology only upon the terms set forth in this Agreement), or to make, or permit their respective employees, agents or consultants to make, any statements with respect to Biomira or any technology of Biomira other than the Technology (and with respect to the Technology only as specifically authorized in this Agreement), or other than with respect to information which is already fully in the public domain through no fault of Distributor or its Sublicensees. Distributor shall, and shall require each Sublicensee to, include in any sublicense agreement a provision binding upon the Sublicensee that is substantially similar to the provisions of this Paragraph 1.

2. Distributor shall within ten (10) days after the Effective Date provide Biomira with a written commitment to abide by all terms and conditions of this Annex C. In addition, Distributor shall promptly notify Biomira and AltaRex in writing of any sublicense or other transfer of all or any of the rights granted by AltaRex under this Agreement and shall ensure that the written commitment of each Sublicensee (as a term of the agreement with the Sublicensee) is obtained to abide by all terms and conditions of this Annex C.

3. Distributor shall, and shall cause each Sublicensee (by ensuring that the written commitment of the Sublicensee is obtained as a term of the agreement granting the subject rights to the Sublicensee) to, cooperate with and provide reasonable assistance to Biomira in connection with protecting the Technology and other rights granted by Biomira under the Biomira License Agreement including, without limitation, in relation to infringement actions against third parties.

4. Within ten (10) days after Distributor or any of its Sublicensees grants a sublicense to a Sublicensee, Distributor shall provide extracts from such sublicense agreement to AltaRex and Biomira. Such extracts shall consist of the following provisions of the sublicense agreement: (i) the identity of the Sublicensee; (ii) the scope/field of the use of the Sublicensee under the sublicense agreement; and (iii) the provisions and definitions of this Annex C and a termination provision similar to that set forth in Section 2.3 of the Biomira License Agreement. The provisions of the sublicense agreement referred to in this Paragraph 4, subsection (iii) are referred to as the “Designated Sublicense Provisions.”

5. Distributor agrees to ensure that the Designated Sublicense Provisions are included in each sublicense agreement with a Sublicensee (whether granted by Distributor or a Sublicensee) and that such Designated Sublicense Provisions will not be amended (except for an amendment which in no way derogates from Distributor’s obligations under Paragraphs 4, 5 and 6 of this Annex C) or deleted prior to the termination of the sublicense in question. Distributor shall use commercially reasonable efforts to enforce or cause to be enforced the Designated Sublicense Provisions against Sublicensees. Distributor shall in a timely manner keep Biomira informed as to any breaches by any Sublicensee of the Designated Sublicense Provisions. In the event that Biomira believes that a Sublicensee has breached any of the Designated Sublicense Provisions, it may, in its discretion, provide notice of such claimed breach to Distributor and Distributor shall, within fifteen (15) days after receipt of such notice, use commercially reasonable efforts to cause the Sublicensee to comply with the applicable Designated Sublicense Provisions and Distributor shall take or cause to be taken such other steps as may be commercially reasonable under the circumstances, including the exercise of the termination remedies in the applicable sublicense agreement with respect to a Sublicensee which has breached any of the Designated Sublicense Provisions. In the event that Distributor fails to enforce or cause to be enforced the Designated Sublicense Provisions against the relevant Sublicensees, despite having used commercially reasonable efforts, Biomira shall have the right to seek an injunction and/or bring an action(s) for damages and/or specific performance against such Sublicensees and, in order to enable Biomira to carry out the foregoing, Distributor shall, as directed by Biomira, either assign or cause to be assigned to Biomira in a timely manner any and all actions or causes of action(s) relating to the claimed breach of the Designated Sublicense Provisions or permit Biomira or cause Biomira to be permitted to pursue such action(s) in the name of Distributor or other applicable party. In no event, however, shall the foregoing be construed to permit or provide Biomira with the right to itself directly exercise the termination remedies in the applicable sublicense agreement.

6. Distributor agrees that its obligations under this Annex C in relation to sublicensing of any rights granted under the Biomira License Agreement (including without limitation the obligations with respect to the Designated Sublicense Provisions and Biomira’s rights under Paragraph 5 above) shall apply mutatis mutandis to any other transfer by assignment or otherwise of any rights or privileges granted by Biomira under the Biomira License Agreement.

7. Distributor, on behalf of itself and its Affiliates, agrees to comply in all material respects with any and all applicable local, state, provincial, national, federal and/or international laws and regulations pertaining to the development, testing, manufacture, promotion, sale and disposition of Products and to mark all Products or their packaging with all applicable patent numbers and similarly to indicate “patent pending” status and to make such other markings as are necessary to preserve the Patent Rights.

8. Within forty-five (45) days of June 30 and December 31 in each calendar year following the First Commercial Sale of Products, Distributor shall provide to AltaRex and Biomira a written report, certified by a senior officer of Distributor, showing in reasonable detail and in such form as Biomira may reasonably request: (1) the Net Sales Revenue (including Net Sales Revenue by Sublicensees) during the preceding six-month period; (2) the basis for the calculation of all royalties and other amounts payable by AltaRex to Biomira pursuant to the Biomira License Agreement; and (3) such other reasonable information with respect to the foregoing as Biomira or AltaRex may request.

9. Distributor shall maintain adequate and complete records (and shall require its Sublicensees to maintain such records) showing: (1) the Net Sales Revenue received by Distributor or any Sublicensees; and (2) the basis for the calculation of all royalties and other amounts payable by AltaRex to Biomira pursuant to the Biomira License Agreement. Distributor shall retain such records (and shall require each Sublicensee to retain such records) for a period of five (5) years from the date of their making.

10. Audit Inspection

(1)
Distributor and its Affiliates shall make available the records referred to in Paragraph 9 above for the prior five (5) year period on reasonable notice during Distributor’s normal business hours for inspection by a national firm of chartered accountants or certified public accountants on behalf of Biomira PROVIDED HOWEVER no one will be allowed to inspect any records of Distributor and its Affiliates without having first signed a confidentiality agreement provided by Distributor which shall contain only terms which are consistent with industry standards in similar circumstances and which will not restrict the accountants in question from pursuing the inspection rights hereunder and reporting to Biomira and AltaRex. Any such inspection shall be made at the expense of Biomira unless it is determined that Biomira was entitled to receive a sum which varied greater than ten (10%) percent from the amount reported by AltaRex as due and payable to Biomira for the period covered by the inspection and such variance is attributable to underreporting of Net Sales Revenues by Distributor, in which case Distributor shall reimburse AltaRex for its payments to Biomira of the reasonable costs of such inspection and interest, as provided in Section 4.4 of the Biomira License Agreement. Distributor and its Affiliates shall cooperate fully with the chartered accountants or certified public accountants conducting the inspection provided for in this Paragraph 10.

(2)
In the event that Distributor conducts an audit of the records and books of account of a Sublicensee, the audit report shall be provided to Biomira and AltaRex by the chartered accountant or certified public accountant at the same time that such report is provided to Distributor. In addition, in the event that Biomira believes that it would be appropriate to conduct an audit of the records and books of account of a Sublicensee (other than an Affiliate of Distributor), Biomira shall notify Distributor and Distributor shall promptly use commercially reasonable efforts to cause such audit to be conducted, with the audit report to be provided simultaneously to Distributor, AltaRex and Biomira. Distributor shall obtain the written agreement of each Sublicensee to permit the conduct of such audits and the provision of the audit report to Biomira and AltaRex. Biomira and AltaRex agrees to treat each such audit report as Confidential Information of Distributor. In addition, Distributor hereby agrees to permit (a) the conduct of such audits of the records and books of account of Distributor, and (b) the provision of the audit report to Biomira and AltaRex. Biomira also agrees to treat each such audit report with respect to Distributor as Confidential Information of AltaRex.

11. Confidentiality

(1)
All Confidential Information shall be held in strict confidence by Distributor and Distributor shall employ or cause to be employed diligent efforts and reasonable care in order to ensure that such Confidential Information is not made available to any third party excepting only as required under the Biomira License Agreement, or to the directors, officers, employees and consultants of Distributor whose duties require disclosure of the same and then (in any such case) only if the parties to whom such Confidential Information is being disclosed have given to Distributor and Biomira an enforceable undertaking (in form acceptable to Biomira and Distributor, acting reasonably) not to disclose such Confidential Information to any other party, provided that Distributor may disclose Confidential Information to a Sublicensee so long as such Sublicensee has agreed to treat the Confidential Information in the manner provided in this Paragraph 11.

(2)
Subject to Paragraph 11(3) below, Confidential Information which is obtained by Distributor from a third party without obligation of confidence (provided, however, that such third party has no obligation of confidence to Biomira or AltaRex) or which becomes public knowledge otherwise than through the fault of Distributor or any of Distributor’s directors, officers, agents, consultants, servants or employees, shall be deemed to be in the public domain and accordingly Paragraph 11(1) above shall not apply to such portion of the Confidential Information which has been so obtained or which has become public knowledge.

(3)
Confidential Information which is specific shall not be deemed to be within the public domain merely because it is embraced by general knowledge in the public domain. Further, any Confidential Information dealing with any combination of features of a specific matter shall not be deemed to be within the public domain, unless the combination of features and the principle of operation are in the public domain.

(4)
Distributor shall, upon the termination of the Biomira License Agreement, return all corporate Confidential Information to the owner of such Confidential Information with a written undertaking that no copies, duplicates or progeny have been retained.

(5)
Distributor acknowledges that Biomira would suffer irreparable harm as a result of the breach of any of the non-disclosure and confidentiality obligations set forth in this Paragraph 11 and that legal remedies are inadequate; therefore, Distributor agrees that, in addition to any damages and other remedies that Biomira may be entitled to as a result of such a breach, Biomira shall be entitled to an order from a court of competent jurisdiction restraining Distributor from breaching or continuing to breach any of the provisions of this Paragraph 11.

(6)	The covenants of Distributor under this Paragraph 11 shall continue in full force and effective notwithstanding the termination of the Biomira License Agreement by effluxion of time or otherwise.

(7)
In the event Distributor is required by law or any governmental or regulatory authority having jurisdiction to disclose any information Distributor has the right to do so subject to Distributor using its best efforts to take all reasonably available means to keep details of the Biomira License Agreement and its terms and the Confidential Information of Biomira confidential.

(8)
Nothing in this Annex C shall prevent Distributor through its officers, employees or agents from presenting or publishing such information related to the Technology as is necessary for the commercialization of Products, including, but not limited to, communications with regulatory authorities, scientific publications and presentations and marketing materials; PROVIDED THAT Distributor shall ensure that in doing so, no Biomira Confidential Information other than Biomira Confidential Information relating to the Technology will be disclosed without Biomira’s prior written consent which may be unreasonably withheld.

12. As Is Basis.

(1)
Distributor has agreed to acquire the rights granted under the Biomira License Agreement, and all of the data and other materials acquired hereunder on an “as is” basis. Distributor shall, and shall require each Sublicensee to, include a provision in each agreement with a Sublicensee acknowledging the prior sentence. Accordingly, Distributor shall accept the entire responsibility related to or arising out of the use by Distributor or any Sublicensee of the Technology or the development, manufacture, use or sale of any product based on the Technology. Except as set forth in Section 2.3 of the Biomira License Agreement, Biomira makes no warranties, whether expressed or implied, as to any matter whatsoever to Distributor or any third parties with respect to the Technology, any Product or any aspect thereof, including without limitation, as to the validity of any right granted by Biomira under the Biomira License Agreement or that any such right or Product will be free from infringement of the rights of third parties. If Distributor or any Sublicensee receives written notice that any Product or right granted under the Biomira License Agreement constitutes an infringement of the rights of a third party, Distributor shall, if it or any Sublicensee intends to continue to sell such Product, within fifteen (15) days after receipt of such notice, provide to Biomira a means reasonably satisfactory to Biomira, whereby Biomira shall be fully protected from damages, actions, claims, costs and expenses which may arise as a result of the decision of Distributor or any Sublicensee to continue to sell the Product or to use such right. If, after complying with the preceding sentence, Distributor or any Sublicensee continues to sell the Product or use such right, Distributor or such Sublicensee does so at its own risk and Distributor will and does hereby indemnify Biomira for any damages, actions, claims, costs and expenses incurred by Biomira, except as provided in Section 2.3 of the Biomira License Agreement, which may arise as a result of Distributor, its Affiliates or Sublicensees continuing to sell the Product or use such right.

(2)
Distributor, on behalf of itself and its Affiliates, acknowledges that the Technology is the property of Biomira and that Biomira has made no representations or warranties to Distributor in connection with the Technology under the Biomira License Agreement or this Agreement and Distributor hereby agrees that it will not make any claim or demand against Biomira or any of its officers, directors, employees, agents or consultants for any loss, cost, damage or expense, whether direct or indirect or consequential, suffered or sustained by Distributor or any person claiming through Distributor, which is based upon, arises out of or is connected with the Technology and Distributor hereby waives as against Biomira, its officers, directors, employees, agents and consultants all such claims and demands. In any agreement with a Sublicensee, Distributor shall secure or cause to be secured a similar covenant from such Sublicensee.

(3)	This Paragraph 12 shall have no effect on AltaRex’s indemnification obligations to Distributor in accordance with Section 6.4(b) of the Agreement.

ANNEX D

Trademarks, Trade Names and Service Marks

OvaRex® MAb

Any other Trademarks developed from time to time during the term of this Agreement by AltaRex for use with the Product.

Non-Exclusive Trademarks, Trade Names and Service Mark

AltaRex